Exhibit 99.1

PRESS RELEASE

Cascades Inc.	Telephone:	819 363-5100
404 Marie-Victorin Blvd., P.O. Box 30	Fax:	819 363-5155
Kingsey Falls (Québec) Canada J0A 1B0
www.cascades.com

Cascades reports improved results for the first quarter of 2012

Kingsey Falls, Québec, May 10, 2012 - Cascades Inc. (TSX: CAS), a leader in the recovery and manufacturing of green packaging and tissue paper products, announces its financial results for the three-month period ended March 31, 2012.

Q1-2012 Financial Highlights

•	Sales of $891 million

(compared to $913 million in Q4-2011 (-2%) and $774 million in Q1-2011 (+15%))

•	Excluding specific items

•	EBITDA of $72 million

(compared to $51 million in Q4-2011 (+41%) and $37 million in Q1-2011 (+95%))

•	Net earnings per share of $0.04

(compared to a net loss of $0.04 in Q4-2011 and net earnings of $0.01 in Q1-2011)

•	Including specific items

•	EBITDA of $75 million

(compared to $37 million in Q4-2011 (+103%) and $30 million in Q1-2011 (+150%))

•	Net earnings per share of $0.06

(compared to net earnings of $0.05 in Q4-2011 and a net loss of $0.08 in Q1-2011)

•	Net debt of $1,524 million (compared to $1,485 million as at December 31, 2011), including $173 million of non-recourse debt.

Strategic Initiatives

•	Acquisition of the corrugated boxes converting and warehousing facilities of Bird Packaging Limited located in Ontario.

•	Announcement of investments of $30 million and closures of three plants as part of the consolidation of our corrugated products sector in Ontario.

•	Consolidation of our honeycomb packaging manufacturing operations with the announced closure of Cascades Enviropac in Toronto.

•	Announcement of the closure of the Trenton containerboard mill effective June 1, 2012 due to financial losses and unsatisfactory labor relations.

Commenting on the first quarter results, Mr. Alain Lemaire, President and Chief Executive Officer stated: “We announce today financial results which are a significant improvement over the previous quarter and the same period last year. This performance is below our expectations due to a low level of productivity of our Containerboard manufacturing operations. Our Tissue Papers Group continues to perform well and our Specialty Products Group shows improved results. During this past quarter, we benefited from lower recycled fibre costs and average selling prices have held for most of our products despite volatile demand. Continuing to implement our action plan, we have been particularly active with restructuring and capital allocation measures aimed at modernizing our operating units. The actions taken by our team reflect our commitment to improve profitability and efficiency in an increasingly competitive market.”

Looking ahead in the near-term, Mr. Lemaire added: “The economic environment is difficult but seems to be gaining momentum in North America which is encouraging as we enter what have been historically our two strongest quarters of the year. We have identified and fixed certain of our operational issues which should enable operations to produce in line with usual standards. Moreover we are starting to see the benefits of the measures we have taken to improve our portfolio of assets, a good example being the Tissue Papers Group. In Europe, the economic uncertainty poses unique challenges in the short term but we believe we have the right platform to face this situation.

We will likely continue to face high variable costs and a strong Canadian dollar. After a slight increase in the beginning of the year, we expect the pricing environment for recycled fibre to be more favorable during the next quarter.”

Financial Summary

Selected consolidated information
(in millions of Canadian dollars, except amounts per share) (unaudited)	Q1/2012	Q1/2011	Q4/2011

Sales	891	774	913
Excluding specific items [1]
Operating income before depreciation and amortization (OIBD or EBITDA)	72	37	51
Operating income	26	1	—
Net earnings (loss)	4	1	(4)
per common share	$0.04	$0.01	$(0.04)
Cash flow from continuing operations (adjusted)	48	15	40
As reported
Operating income before depreciation and amortization (OIBD or EBITDA)	75	30	37
Operating income (loss)	29	(6)	(14)
Net earnings (loss)	6	(8)	5
per common share	$0.06	$(0.08)	$0.05
Cash flow from continuing operations (adjusted)	48	15	35

Note 1 - see the supplemental information on non-IFRS measures.

Results analysis for the three-month period ended March 31, 2012 (compared to the previous year)

In comparison with the same period last year, sales rose by 15% to $891 million as of result of higher selling prices, the net contribution of business acquisitions over divestitures and the full consolidation of the results of Reno de Medici (“RdM”) since Q2-2011 that more than offset lower volumes.

The above-mentioned factors combined with lower raw material costs resulted in operating income, excluding specific items, amounting to $26 million compared to $1 million in Q1-2011. On a segmented basis, our Containerboard sector posted similar profitability. Our Tissue Papers and Specialty Products sectors surpassed 2011 first quarter’s results due to improved productivity and lower recycled fiber costs. Our Boxboard sector in Europe benefited from the full consolidation from RdM since Q2-2011. When including specific items, the operating income amounted to $29 million in comparison to a loss of $6 million in the same period of last year.

In the first quarter of 2012, these specific items impacted our operating income and/or net earnings (before tax):

•	a $2 million unrealized gain on financial instruments (impact on operating income and net earnings);

•	a $1 million gain on disposal and others (operating income and net earnings);

•	a $2 million foreign exchange gain on long-term debt and financial instruments (net earnings);

•	a $2 million after-tax loss included in discontinued operations (net earnings).

For further details, see the following tables on IFRS and non-IFRS measures reconciliation included herewith.

Net earnings excluding specific items amounted to $4 million ($0.04 per share) in the first quarter of 2012 compared to net earnings of $1 million ($0.01 per share) for the same period of last year. Including specific items, net earnings amounted to $6 million ($0.06 per share) compared to a loss of $8 million ($0.08 per share) for the same quarter in 2011.

Results analysis for the three-month period ended March 31, 2012 (compared to the previous quarter)

In comparison to the previous quarter, sales decreased slightly mostly due the impact of lower average selling prices caused by a less favorable product mix and the appreciation of the Canadian dollar. Despite lower sales, operating income and net earnings improved primarily due to lower fibre costs that more than offset a decrease in average selling prices and higher energy costs.

Net debt increased by $39 million to $1,524 million as a result of capital investments and a build-up in working capital. Of this amount, $173 million is non-recourse

Dividend on common shares and normal course issuer bid

The Board of Directors of Cascades declared a quarterly dividend of $0.04 per share to be paid June 7, 2012 to shareholders of record at the close of business on May 25, 2012. This dividend paid by Cascades is an “eligible dividend” as per the Income Tax Act (Bill C-28, Canada).

In the first quarter of 2012, Cascades purchased for cancellation 512,200 shares at an average price of $4.34 representing an aggregate amount of approximately $2.2 million.

Supplemental information on non-IFRS measures

Operating income before depreciation and amortization, earnings before interests, taxes, depreciation and amortization, operating income and cash flow from operations are not measures of performance under IFRS. The Corporation includes operating income before depreciation and amortization, earnings before interests, taxes, depreciation and amortization, operating income and cash flow from operations because they are measures used by management to assess the operating and financial performance of the Corporation’s operating segments. Additionally, the Corporation believes that these items provide additional measures often used by investors to assess a company’s operating performance and its ability to meet debt service requirements. However, operating income before depreciation and amortization, earnings before interests, taxes, depreciation and amortization, operating income and cash flow from operations do not represent, and should not be used as a substitute for net earnings or cash flows from operating activities as determined in accordance with IFRS, and they are not necessarily an indication of whether cash flow will be sufficient to fund our cash requirements. In addition, our definition of operating income before depreciation and amortization, earnings before interests, taxes, depreciation and amortization, operating income and cash flow from operations may differ from those of other companies. Cash flow from operations is defined as cash flow from operating activities as determined in accordance with IFRS excluding the change in working capital components.

Operating income before depreciation and amortization excluding specific items, earnings before interests, taxes, depreciation and amortization excluding specific items, operating income excluding specific items, net earnings excluding specific items, net earnings per common share excluding specific items and cash flow from operations excluding specific items are non-IFRS measures. The Corporation believes that it is useful for investors to be aware of specific items that have adversely or positively affected its IFRS measures, and that the above mentioned non-IFRS measures provide investors with a measure of performance with which to compare its results between periods without regard to these specific items. The Corporation’s measures excluding specific items have no standardized meaning prescribed by IFRS and are not necessarily comparable to similar measures presented by other companies and therefore should not be considered in isolation.

Specific items are defined to include charges for impairment of assets, charges for facility or machine closures, debt restructuring charges, gains or losses on sale of business unit, unrealized gains or losses on derivative financial instruments that do not qualify for hedge accounting, foreign exchange gains or losses on long-term debt and other significant items of an unusual or non-recurring nature.

Net earnings (loss), which is a performance measure defined by IFRS is reconciled below to operating income (loss), operating income excluding specific items and operating income before depreciation excluding specific items or earnings before interests, taxes, depreciation and amortization excluding specific items:

(in millions of Canadian dollars) (unaudited)	Q1/2012	Q1/2011	Q4/2011

Net earnings (loss)	6	(8)	5
Net loss (earnings) from discontinued operations	2	(6)	(1)
Non-controlling interest	(1)	—	—
Share of results of associates and joint ventures	(2)	(8)	(3)
Provision for (recovery of) income taxes	1	(14)	(31)
Foreign exchange loss (gain) on long-term debt and financial instruments	(2)	5	(9)
Financing expense	25	25	25

Operating income (loss)	29	(6)	(14)
Specific items :
Inventory adjustment resulting from business acquisition	—	—	4
Loss (gain) on acquisitions, disposals and others	(1)	1	(38)
Impairment charges	—	1	44
Closure and restructuring costs	—	3	3
Unrealized loss (gain) on financial instruments	(2)	2	1

	(3)	7	14

Operating income - excluding specific items	26	1	—
Depreciation and amortization	46	36	51

Operating income before depreciation and amortization (OIBD or EBITDA) - excluding specific items	72	37	51

The following table reconciles net earnings (loss) and net earnings (loss) per share to net earnings (loss) excluding specific items and net earnings (loss) per share excluding specific items:

(in millions of Canadian dollars, except amounts per share) (unaudited)	Net earnings (loss)			Net earnings (loss) per share [1]
	Q1/2012	Q1/2011	Q4/2011	Q1/2012	Q1/2011	Q4/2011

As per IFRS	6	(8)	5	$0.06	$(0.08)	$0.05
Specific items :
Inventory adjustment resulting from business acquisition	—	—	4	$—	$—	$0.04
Loss (gain) on acquisitions, disposals and others	(1)	1	(38)	$(0.01)	$0.01	$(0.40)
Impairment charges	—	1	44	$—	$0.01	$0.34
Closure and restructuring costs	—	3	3	$—	$0.02	$0.02
Unrealized loss (gain) on financial instruments	(2)	2	1	$(0.01)	$0.02	$0.01
Foreign exchange loss (gain) on long-term debt and financial instruments	(2)	5	(9)	$(0.02)	$0.04	$(0.08)
Share of results of associates, joint ventures and non-controlling interest	—	—	(2)	$—	$—	$(0.02)
Included in discontinued operations, net of tax	2	(1)	(1)	$0.02	$(0.01)	$—
Tax effect on specific items and other tax adjustments	1	(2)	(11)

	(2)	9	(9)	$(0.02)	$0.09	$(0.09)

Excluding specific items	4	1	(4)	$0.04	$0.01	$(0.04)

Note 1 - specific amounts per share are calculated on an after-tax basis.

The following table reconciles cash flow provided by (used from) operating activities to cash flow (adjusted) from operations excluding specific items:

	Cash flow from operations
(in millions of Canadian dollars) (unaudited)	Q1/2012	Q1/2011	Q4/2011

Cash flow provided by (used from) operating activities	24	(12)	102
Changes in non-cash working capital components	24	27	(67)

Cash flow (adjusted) from operations	48	15	35
Specific items, net of current income tax
Closure and restructuring costs	—	—	5

Excluding specific items	48	15	40

CONSOLIDATED BALANCE SHEETS

(in millions of Canadian dollars) (unaudited)	March 31, 2012	December 31, 2011
Assets
Current assets
Cash and cash equivalents	11	12
Cash reserved for business aquisition[1]	14	—
Accounts receivable	553	535
Current income tax assets	25	24
Inventories	530	516
Financial assets	30	6
Assets held for sale	11	12

	1,174	1,105
Long-term assets
Investments in associates and joint ventures	243	219
Property, plant and equipment	1,689	1,703
Intangible assets	185	185
Financial assets	12	25
Other assets	45	44
Deferred income tax assets	122	119
Goodwill and others	329	328

	3,799	3,728

Liabilities and Equity
Current liabilities
Bank loans and advances	97	90
Trade and other payables	545	539
Current income tax liabilities	3	2
Current portion of provisions for contingencies and charges	2	5
Current portion of financial liabilities and other liabilities	83	20
Current portion of long-term debt	56	49

	786	705
Long-term liabilities
Long-term debt	1,396	1,358
Provisions for contingencies and charges	35	33
Financial liabilities	61	111
Other liabilities	258	249
Deferred income tax liabilities	105	107

	2,641	2,563

Equity attributable to Shareholders
Capital stock	483	486
Contributed surplus	15	14
Retained earnings	608	615
Accumulated other comprehensive loss	(82)	(86)

	1,024	1,029
Non-controlling interest	134	136

Total equity	1,158	1,165

	3,799	3,728

[1]	As of March 31, 2012, $14 million of cash is reserved for the acquisition of Bird Packaging Limited closed on April 1, 2012.

CONSOLIDATED STATEMENT OF EARNINGS

For the 3-month periods ended March 31, (in millions of Canadian dollars, except per share amounts and number of shares) (unaudited)	2012	2011
Sales	891	774

Cost of sales and expenses
Cost of sales (including depreciation and amortization of $46 million; 2011–$36 million)	770	697
Selling and administrative expenses	94	77
Loss (gain) on disposals and others	(1)	1
Impairment charges and restructuring costs	—	4
Foreign exchange loss	1	—
Loss (gain) on derivative financial instruments	(2)	1

	862	780

Operating income (loss)	29	(6)
Financing expense	25	25
Foreign exchange loss (gain) on long-term debt and financial instruments	(2)	5

Profit (loss) before income taxes	6	(36)
Provision for (recovery of) income taxes	1	(14)
Share of results of associates and joint ventures	(2)	(8)

Net earnings (loss) from continuing operations including non-controlling interest for the period	7	(14)
Net earnings (loss) from discontinued operations for the period	(2)	6

Net earnings (loss) including non-controlling interest for the period	5	(8)
Net loss attributable to non-controlling interest	(1)	—

Net earnings (loss) attributable to Shareholders for the period	6	(8)

Net earnings (loss) from continuing operations per common share
Basic	$0.08	($0.15)
Diluted	$0.08	($0.15)
Net earnings (loss) per common share
Basic	$0.06	($0.08)
Diluted	$0.06	($0.08)

Weighted average basic number of common shares outstanding	94,497,766	96,606,421

Net earnings (loss) attributable to Shareholders:
Continuing operations	8	(14)
Discontinued operations	(2)	6

Net earnings (loss)	6	(8)

CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

For the 3-month periods ended March 31, (in millions of Canadian dollars) (unaudited)	2012	2011
Net earnings (loss) including non-controlling interest for the period	5	(8)

Other comprehensive income (loss)
Translation adjustments
Change in foreign currency translation of foreign subsidiaries	(5)	(9)
Change in foreign currency translation related to net investment hedging activities	8	15
Income taxes	(1)	(2)
Cash flow hedges
Change in fair value of foreign exchange forward contracts	5	(1)
Change in fair value of interest rate swaps	3	1
Change in fair value of commodity derivative financial instruments	(2)	4
Income taxes	(3)	(1)
Actuarial loss on post-employment benefit obligations	(14)	—
Income taxes	4	—
Available-for-sale financial assets	(1)	—

Other comprehensive income (loss)	(6)	7

Comprehensive loss including non-controlling interest for the period	(1)	(1)
Comprehensive income (loss) attributable to non-controlling interest for the period	(1)	—

Comprehensive income (loss) attributable to Shareholders for the period	—	(1)

Comprehensive income (loss) attributable to Shareholders:
Continuing operations	2	(7)
Discontinued operations	(2)	6

Comprehensive income (loss)	—	(1)

CONSOLIDATED STATEMENTS OF EQUITY

	For the 3-month period ended March 31, 2012
(in millions of Canadian dollars) (unaudited)	Capital stock	Contributed surplus	Retained earnings	Accumulated other comprehensive loss	Total equity attributable to Shareholders	Non-controlling interest	Total equity

Balance—Beginning of period	486	14	615	(86)	1,029	136	1,165
Comprehensive income (loss)
Net earnings (loss)	—	—	6	—	6	(1)	5
Other comprehensive income (loss)	—	—	(10)	4	(6)	—	(6)

	—	—	(4)	4	—	(1)	(1)

Dividends	—	—	(4)	—	(4)	—	(4)
Redemption of common shares	(3)	1	—	—	(2)	—	(2)
Acquisition of non-controlling interest	—	—	1	—	1	(1)	—

Balance—End of period	483	15	608	(82)	1,024	134	1,158

	For the 3-month period ended March 31, 2011
(in millions of Canadian dollars) (unaudited)	Capital stock	Contributed surplus	Retained earnings	Accumulated other comprehensive loss	Total equity attributable to Shareholders	Non-controlling interest	Total equity
Balance—Beginning of period	496	14	576	(37)	1,049	23	1,072
Comprehensive income (loss)
Net loss	—	—	(8)	—	(8)	—	(8)
Other comprehensive income	—	—	—	7	7	—	7

	—	—	(8)	7	(1)	—	(1)

Dividends	—	—	(4)	—	(4)	—	(4)
Stock options	—	(1)	—	—	(1)	—	(1)
Redemption of common shares	(1)	—	—	—	(1)	—	(1)

Balance—End of period	495	13	564	(30)	1,042	23	1,065

CONSOLIDATED STATEMENTS OF CASH FLOWS

For the 3-month periods ended March 31, (in millions of Canadian dollars) (unaudited)	2012	2011
Operating activities from continuing operations
Net earnings (loss) attributable to Shareholders for the period	6	(8)
Net loss (earnings) from discontinued operations for the period	2	(6)

Net earnings (loss) from continuing operations	8	(14)
Adjustments for
Financing expense	25	25
Depreciation and amortization	46	36
Loss (gain) on disposals and others	(1)	1
Impairment charges and restructuring costs	—	4
Loss (gain) on derivative financial instruments	(2)	2
Foreign exchange loss (gain) on long-term debt and financial instruments	(2)	5
Provision for (recovery of) income taxes	1	(14)
Share of results of associates and joint ventures	(2)	(8)
Non-controlling interest	(1)	—
Net financing expense paid	(15)	(17)
Income taxes paid	(4)	(3)
Others	(5)	(2)

	48	15
Changes in non-cash working capital components	(24)	(27)

	24	(12)

Investing activities from continuing operations
Purchase of investments in associates and joint ventures	(19)	(2)
Purchase of property, plant and equipment	(48)	(35)
Proceeds on disposal of property, plant and equipment	5	—
Cash reserved for business acquisition	(14)	—
Change in other assets	(4)	(8)

	(80)	(45)

Financing activities from continuing operations
Bank loans and advances	6	4
Change in revolving credit facilities	81	51
Purchase of senior notes	(3)	—
Payments of other long-term debt	(23)	(2)
Redemption of common shares	(2)	(1)
Dividends paid to Corporation’s Shareholders	(4)	(4)

	55	48

Change in cash and cash equivalents during the period from continuing operations	(1)	(9)
Change in cash and cash equivalents from discontinued operations, including proceeds on disposal during the period	—	13

Net change in cash and cash equivalents during the period	(1)	4
Cash and cash equivalents—Beginning of period	12	6

Cash and cash equivalents—End of period	11	10

SEGMENTED INFORMATION

In 2012, the Corporation changed the structure of its internal organization in a manner that caused the composition of its reportable segment to change. As a result, the Corporation modified its segmented information disclosure for the current period and restated prior periods. Containerboard and Boxboard North America manufacturing and converting are now presented within one segment. Boxboard European activities are reported as a separate segment.

The Corporation’s operations are managed in four segments: Containerboard, Boxboard Europe, Specialty Products (which consists of the packaging products of the Corporation) and Tissue Papers.

	SALES
For the 3-month periods ended March 31, (in millions of Canadian dollars) (unaudited)	2012	2011
Packaging Products
Containerboard	284	344
Boxboard Europe	204	62
Specialty Products	202	202
Intersegment sales	(18)	(27)

	672	581
Tissue Papers	229	199
Intersegment sales and others	(10)	(6)

Total	891	774

	OPERATING INCOME (LOSS) BEFORE DEPRECIATION AND AMORTIZATION
For the 3-month periods ended March 31, (in millions of Canadian dollars) (unaudited)	2012	2011
Packaging Products
Containerboard	24	13
Boxboard Europe	13	4
Specialty Products	11	7

	48	24
Tissue Papers	33	10
Corporate	(6)	(4)

Operating income before depreciation and amortization	75	30
Depreciation and amortization	(46)	(36)
Financing expense	(25)	(25)
Foreign exchange (loss) gain on long-term debt and financial instruments	2	(5)

Profit (loss) before income taxes	6	(36)

	PURCHASE OF PROPERTY, PLANT AND EQUIPMENT
For the 3-month periods ended March 31, (in millions of Canadian dollars) (unaudited)	2012	2011
Packaging Products
Containerboard	14	8
Boxboard Europe	5	1
Specialty Products	3	6

	22	15
Tissue Papers	8	6
Corporate	3	2

Total purchases	33	23
Proceeds on disposal of property, plant and equipment	(5)	—

	28	23
Purchase of property, plant and equipment included in trade and other payables
Beginning of period	25	18
End of period	(10)	(6)

Purchases of property, plant and equipment net of proceeds on disposals	43	35

Founded in 1964, Cascades produces, converts and markets packaging and tissue products that are composed mainly of recycled fibres. The Corporation employs more than 12,000 employees, who work in more than 100 units located in North America and Europe. With its management philosophy, half a century of experience in recycling, and continuous efforts in research and development as driving forces, Cascades continues to serve its clients with innovative products. Cascades’ shares trade on the Toronto Stock Exchange, under the ticker symbol CAS.

Certain statements in this release, including statements regarding future results and performance, are forward-looking statements (as such term is defined under the Private Securities Litigation Reform Act of 1995) based on current expectations. The accuracy of such statements is subject to a number of risks, uncertainties and assumptions that may cause actual results to differ materially from those projected, including, but not limited to, the effect of general economic conditions, decreases in demand for the Corporation’s products, increases in raw material costs, fluctuations in selling prices and adverse changes in general market and industry conditions and other factors listed in the Corporation’s Securities and Exchange Commission filings.

For further information: Media Hubert Bolduc Vice-President, Communications and Public Affairs 514 912-3790 Investors Riko Gaudreault Director, Investor relations 514 282-2697	Source: Allan Hogg Vice-President and Chief Financial Officer